Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of August 11, 2026.

Kingsway Fund Frontier Consumer Franchises
By: Kingsway Capital Partners Limited, its investment manager

By: /s/ Manuel Stotz
Name: Manuel Stotz
Title: Chief Executive Officer

Kingsway FCF Overflow SPC – Segregated Portfolio One
By: Kingsway Capital Partners Limited, its investment manager

By: /s/ Manuel Stotz
Name: Manuel Stotz
Title: Chief Executive Officer

Kingsway FCF Overflow SPC – Segregated Portfolio Two
By: Kingsway Capital Partners Limited, its investment manager

By: /s/ Manuel Stotz
Name: Manuel Stotz
Title: Chief Executive Officer

Kingsway FCF Overflow SPC – Segregated Portfolio Five
By: Kingsway Capital Partners Limited, its investment manager

By: /s/ Manuel Stotz
Name: Manuel Stotz
Title: Chief Executive Officer

Kingsway FCF Overflow SPC – Segregated Portfolio Six
By: Kingsway Capital Partners Limited, its investment manager

By: /s/ Manuel Stotz
Name: Manuel Stotz
Title: Chief Executive Officer

Kingsway Capital Partners Limited
By: Kingsway Capital Partners Limited, its investment manager

By: /s/ Manuel Stotz
Name: Manuel Stotz
Title: Chief Executive Officer

Manuel Stotz

/s/ Manuel Stotz